Filed Pursuant to
                                                                 Rule 424(b)(3)
                                                             File No. 333-37635

                        PRICING SUPPLEMENT NO. 59 DATED
                        SEPTEMBER 21, 1999 TO PROSPECTUS
                       DATED JULY 31, 1998 AND PROSPECTUS
                         SUPPLEMENT DATED JULY 31, 1998

                           BOEING CAPITAL CORPORATION

                           Series X Medium-Term Notes
                   Due Nine Months or More From Date of Issue

         Except as set forth herein, the Series X Medium-Term Notes offered hereby (the "Notes") have such terms as are described in the accompanying Prospectus dated July 31, 1998, as amended and supplemented by the Prospectus Supplement dated July 31, 1998 (the "Prospectus").

Aggregate Principal Amount:     $10,000,000

Original Issue Date
 (Settlement Date):             September 28, 1999

Stated Maturity Date:           September 28, 2004

Base Rate:                      LIBOR

Index Currency:                 U.S. Dollars

Designated LIBOR Page:          LIBOR Telerate Page 3750

Spread:                         55 basis points

Initial Interest Rate:          Base Rate plus Spread, as determined on
                                September 24, 1999

Index Maturity:                 Three months

Interest Payment Dates:         Commencing December 28, 1999 and thereafter on
                                the calendar day of each March, June, September and December up to and including the Maturity
                                Date

Interest Reset Period:          Quarterly

Calculation Agent:              Bankers Trust Company

Interest Reset Dates:           The 28th calendar day of each March, June,
                                September and December

Interest Determination Dates:   The second London Business Day preceeding each
                                Interest Reset Date

Type of Notes Issued:           [X] Senior Notes        [ ] Fixed Rate Notes
                                [ ] Subordinated Notes  [X] Floating Rate Notes

Optional Redemption:            [ ] Yes
                                [X] No

Form of Notes Issued:           [X] Book-Entry Notes
                                [ ] Certificated Notes

CUSIP Number:                   09700WCU5


                              PURCHASE AS PRINCIPAL

        This Pricing Supplement relates to $10,000,000 aggregate principal amount of Notes that are being purchased, as principal, by Morgan Stanley & Co. Incorporated ("Morgan Stanley"), for resale to investors at varying prices related to prevailing market conditions at the time or times of resale as determined by Morgan Stanley. Net proceeds payable by Morgan Stanley to Boeing Capital Corporation (the "Company") will be 99.500% of the aggregate principal amount of the Notes, or $9,950,000 before deduction of expenses payable by the Company. In connection with the sale of the Notes, Morgan Stanley may be deemed to have received compensation from the Company in the form of underwriting discounts in the amount of .500% or $50,000.

                               RECENT DEVELOPMENTS

        On June 22, 1999, the Company's Pricing Committee authorized the issuance and sale from time to time of up to an additional $300,000,000 aggregate initial offering price of the Company's Series X Medium-Term Notes Due Nine Months or More From Date of Issue, increasing the overall size of the Company's Series X Medium-Term Note program under the current public shelf registration (SEC No. 333-37635) from $900,000,000 to $1,200,000,000.


                             ADDITIONAL RISK FACTORS

        Below are two risk factors, entitled "Year 2000 Date Conversion Risks" and "Liquidity Risks" respectively. These two risk factors supplement rather than replace the risk factors set forth in the risk factors section beginning on page S-2 of the Prospectus Supplement delivered with this pricing supplement.

                         YEAR 2000 DATE CONVERSION RISKS

        The Year 2000 issue exists because many computer systems and applications use two-digit date fields to designate a year. When the century date change occurs, date-sensitive systems may recognize the year 2000 as 1900, or not at all. This inability to recognize and properly treat the Year 2000 may cause systems to process financial and operational information incorrectly. In July of 1999 we decided to replace our independent advisory firm for Year 2000 matters with the independent advisory firm which installed our new lease administration system (discussed below). The new firm has commenced work for us and we are in the process of entering into a definitive agreement with them. As further discussed below, the new advisory firm will assist us in converting our systems which are not Year 2000 compliant to systems which are Year 2000 compliant and to test our systems for Year 2000 compliance. We do not expect this change of firms to have a material adverse effect on the cost or timing of the Company's Year 2000 compliance efforts.

        We have assessed and continue to re-assess the impact of the Year 2000 issue on our information technology ("IT") systems. One of our principal IT systems is our lease administration system, by which we keep track of our leases, loans and certain other financial information. In 1996, we initiated a conversion from our existing lease administration system to programs that we have been advised are Year 2000 compliant. While the conversion of this lease administration system has been substantially completed, inadequacies with respect to certain types of accounts remain which we are continuing to address. For this reason we are continuing to run the old system parallel to the new system (which we may continue until the end of 1999). We previously successfully tested our new lease administration system for Year 2000 compliance and our new advisory firm plans to test the new lease administration system during the third quarter of 1999 to confirm that it remains compliant notwithstanding intervening modifications. In the event that such testing proves the system not to be compliant and the system cannot be made compliant prior to the end of 1999, our operations could be materially adversely affected.

        Our second principal IT system is our general ledger accounting system. We use our general ledger accounting system to keep track of our financial results. We have selected a general ledger accounting system which is certified by its manufacturer to be Year 2000 compliant. We expect to finish converting our general ledger accounting system to a Year 2000 compliant system in the early fourth quarter of 1999. While we expect the compliant accounting system to be fully operational by the middle of the fourth quarter of 1999, if it is not, our contingency plan is to remediate our existing general ledger accounting system at a cost of approximately $75,000. If our contingency plan for this system fails, our operations could be materially and adversely affected.


        With respect to our IT systems other than our lease administration system and general ledger accounting system, we intend to develop contingency plans relating to possible Year 2000 problems to the extent we deem necessary and appropriate, taking into account the advice of the advisory firm which has begun examining our IT systems and which we expect will complete its analysis approximately at the end of the third quarter of 1999.

        Although we do not consider it likely that Year 2000 problems inherent within our IT systems will result in significant operational problems, the possibility of such problems cannot be discounted at this time.

        With respect to our non-IT systems such as our telephone and elevator systems, we have assessed and continue to re-assess the impact of Year 2000 issues on these systems. We believe that our non-IT systems are Year 2000 compliant. However, no assurance can be given that our operations will not be materially adversely affected by problems with the non-IT systems related to the Year 2000.

        The total cost of the Year 2000 conversion efforts to date has been funded through operating cash flows and has not had a material adverse effect on our earnings, cash flow or financial position. This amount does not include the cost of converting to a new lease administrative system, a project initiated in 1996 to accomplish our goal of increasing productivity irrespective of the Year 2000 issue. Based on information available to date, the estimated cost of the remaining Year 2000 conversion efforts, including any remediation of our IT and non-IT systems as well as testing of all our systems, is $1.5 million.

        We can give no assurance that Year 2000 problems of third parties (such as vendors, customers and other financial institutions with which we do business) will not materially and adversely impact our operations or operating results. We are in the process of assessing the Year 2000 readiness of those third parties whose lack of Year 2000 readiness could have a material adverse impact on our operations. In early 1999, we identified and sent inquiries to certain significant customers and third parties regarding their Year 2000 readiness. We have received a response from the majority of such third parties and their responses to date do not indicate a likelihood that their lack of readiness will have a material adverse effect on our operations. Our assessment of the Year 2000 readiness of certain third parties will continue throughout 1999.


                                 LIQUIDITY RISKS

         We have significant liquidity requirements. We attempt to fund our business such that scheduled receipts from our portfolio will cover our expenses and debt payments as they become due. We believe that, absent a severe or prolonged economic downturn which results in defaults materially in excess of those provided for, receipts from the portfolio will cover the payment of expenses and debt payments as they become due. If cash provided by operations, issuances of commercial paper, borrowings under bank credit lines and term borrowings do not provide the necessary liquidity, we would be required to restrict our new business volume, unless we obtained access to other sources of capital at rates that would allow for a reasonable return on new business.

         Our ability to make scheduled payments of the principal of, or to pay interest on, or to refinance our indebtedness, including the Notes, depends on the future performance of our investment portfolio. The performance of such portfolio, in turn, is subject to economic, financial, competitive and other factors that are beyond our control. While we believe that future cash flows from the portfolio, together with available borrowings under our revolving credit line, will be adequate to meet our anticipated requirements for working capital, interest payments and scheduled principal payments, we cannot assure you that we will be able to generate sufficient cash flows in the future to service our debt obligations. If we are unable to do so, we may be required to refinance all or a portion of our existing debt, including the Notes, sell assets or obtain additional financing. We cannot assure you that any such refinancing will be possible or that any such sale of assets or additional financing could be achieved.